Cusip 018804104

Item 1:  Reporting Person: Arnhold and S. Bleichroeder, Inc. (Tax ID: 134959915)
Item 4:  State of New York
Item 5:  None
Item 6:  None
Item 7:  None
Item 8:  None
Item 9:  None
Item 11: 0.0%
Item 12: IA, BD


Cusip 018804104
Schedule 13 G (Cont.)

Item 1(a)-  Name of Issuer: Alliant Techsystems, Inc.

Item 1(b)-  Address of Issuer's Principal Executive Offices:

                  600 2nd St. NE
                  Hopkins, MN 55343

Item 2(a)-  Name of Person Filing: Arnhold and S. Bleichroeder, Inc.


Item 2(b)-  Address of Principal Business Office: 1345 Ave of Americas
                                                  New York, NY 10105

Item 2(c)-  Citizenship: New York, NY, USA (Place of Incorporation)

Item 2(d)-  Title of Class of Securities:      Common Stock

Item 2(e)- Cusip Number: 018804104

Item 3-This statement is being filed pursuant to Rule 13d-1(b). The person filing is a : (a) Broker or Dealer registered under Section 15 of the act; and (e)-Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940.

Item 4(a)  Amount beneficially owned:  -0-

Item 4(b) - Percent of Class:  -0-

Item 4(c)- Number of Shares to which A & SB has:
        (i)--sole power to vote or to direct the vote:                -0-
         (ii)-shared power to vote or to direct the vote:             -0-
         (iii)sole power to dispose or to direct the disposition of:  -0-
         (iv)-shared power to dispose or to direct the disposition of -0-

Item 5   -  Ownership of Five Percent or Less of a Class:  YES
            --------------------------------------------

Item 6   -  Ownership of More than Five percent on Behalf of Another Person:
            ----------------------------------------------------------------
         Not Applicable

Cusip   018804104
Schedule G (Cont.)

Item 7-Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not Applicable

Item 8-Identification and Classification of Members of the Group:

         Not Applicable

Item 9-Notice of Dissolution of Group:

         Not Applicable

Item 10  -  Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief , I certify that the information set forth in this statement is true, complete and correct.

            Date: February 13, 1997

         ARNHOLD AND S. BLEICHROEDER, INC.


         By:      /S/ Ronald A. Bendelius
              --------------------------------
                  Ronald A. Bendelius
                  Senior Vice President


         By:      /S/ Charles J. Rodriguez
              -----------------------------
                  Charles J. Rodriguez
                  Senior Vice President